Shareholder Meeting Results for the Apollo Tactical Income Fund
("AIF")

      On May 22, 2017, AIF held its Annual Meeting of
Shareholders for the election of Directors. The proposal was approved by AIF's shareholders and the results of the voting are as follows:

Name
                           For         Withheld
Robert Borden          12,914,674       171,246
Carl J. Rickertsen     12,940,254       145,665

      Glenn N. Marchak, Barry Cohen, Todd J. Slotkin and Elliot
Stein, Jr. continue to serve in their capacities as Directors of AIF.